PART I of FORM C

Name of issuer: Brane Incorporated

Form: C corporation

Jurisdiction of Incorporation/Organization: Nevada

Date of organization: October 15, 2020

Physical address of issuer: 6900 N Dallas Pkwy Suite 600, Plano, TX 75024

Website of issuer: www.braneinc.com

Name of intermediary through which the offering will be conducted: Dalmore Group, LLC

CIK number of intermediary: 0001332099

SEC file number of intermediary: 008-67002

CRD number, if applicable, of intermediary: 136352

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 3% of all sums raised in this offering, plus $10,000 fee to cover due diligence costs.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: Dalmore Group LLC will receive shares of the company's Non-Voting Common Stock equal to 1% of the shares sold in this offering.

Type of security offered: Non-Voting Common Stock

Target number of securities to be offered: 1,000 shares

Price (or method for determining price): $5.00 per share

Target offering amount: $5,000

Oversubscriptions accepted: X Yes □ No

If yes, disclose how oversubscriptions will be allocated:

　　　Pro-rata basis

- **Other – provide a description:** First come, first served, with rolling closes

Maximum offering amount (if different from target offering amount): $1,070,000

Deadline to reach the target offering amount: June 30, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 3

Total Assets:	Most recent fiscal year-end:	$50	Prior fiscal year-end:
Cash & Cash Equivalents:	Most recent fiscal year-end:	$50	Prior fiscal year-end:
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:
Short-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:
Revenues/Sales	Most recent fiscal year-end:	$0	Prior fiscal year-end:
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:
Net Income:	Most recent fiscal year-end:	-$9,975	Prior fiscal year-end:

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

PART II

OFFERING MEMORANDUM DATED MARCH 18, 2021



Brane Incorporated
6900 N Dallas Pkwy Suite 600
Plano, TX 75024
www.braneinc.com

Up to 214,000 shares of Non-Voting Common Stock

Minimum investment: $300

Brane Incorporated, ("Brane," "the Company," "we," or "us"), is offering up to $1,070,000 worth of its shares of Non-Voting Common Stock. The minimum target amount under this Regulation CF offering is $5,000, or 1,000 shares of Non-Voting Common Stock (the "Target Amount"). The Company must reach its Target Amount of $5,000 by June 30, 2021. Unless the company raises at least the Target Amount of $5,000 under the Regulation CF offering by June

30, 2021, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

First-time investments in an amount between $500 and $999 will be eligible to receive an additional 5% in shares of our Non-Voting Common Stock. Investments of $1000 and greater will receive an additional 10% in shares.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Brane Incorporated is a newly organized company intending to develop predictive artificial intelligence powered software specifically designed for the oil and gas mineral space. We intend to offer our software as a service (SaaS) to determine the best location to purchase mineral rights.

We believe we are best positioned to provide this SaaS product because of our first-hand experience in the oil and gas industry. This will enable us to prepare the model for our predictive AI, allowing us to make insightful data available to investment funds so that they can make more money from their oil and gas investments.

Our Innovation

We first intend to develop predictive AI covering the major oil and gas basins of Texas and Oklahoma. This predictive AI should allow for predictions for up to six months in advance of where oil and gas development will occur, down to the square mile. This means that users of our SaaS product will be able to acquire rights prior to the entrance of competition bidding up the market for those same parcels of land. Once developed, we believe we will be able to expand to other oil and gas basins.

We have already developed the proof of concept of our intended product and know how to build it using predictive AI. Following receiving the minimum funding in this offering, we believe that we could go to market with a fully operational product in 4-6 months. Additional funding will allow for greater processing capacity to build out a higher value product that includes a larger historical data set for analysis, along with greater detail that we believe would be desired by our customers. These details include: the well operator; oil formation; well depth; oil pricing; and more.

Market

Our target market will be oil and gas investors who typically utilize brokers to find and facilitate mineral rights purchases. Those purchases will be able to avoid use of the brokers, and purchase directly from the mineral owners because they will know where to invest, and who to purchase from.

Our Advantages

We believe we are the only company that is developing a predictive AI for new oil and gas wells. Our extensive database of mineral owners is unique to us.

Litigation

Brane is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company's Property

We do not own any significant property. The Company uses a single office located at 6900 N Dallas Pkwy Suite 600, Plano, TX 75024

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

We are a newly formed company and do not have any operating history on which to evaluate our performance.

Brane was recently formed in October 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. However, we expect to incur net losses until we can establish a consistent base of customers for the Company's product. There is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

Our financials were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. We have not yet generated any revenues and it is uncertain when we will start doing so. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing.

Voting control is in the hands of a single stockholder.

Voting control is concentrated in the hands of the company's Founder, CEO and Director, Paul Carlisle, who holds 51% of the outstanding shares of Voting Common Stock of the Company. Subject to any fiduciary duties owed to owners or investors under Nevada law, our CEO may be able to exercise significant influence on matters requiring owner approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from our management. For example, management may support proposals and actions with which you may disagree with. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in tum could reduce the price potential investors are willing to

pay for the Company. In addition, our CEO could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Brane's product offerings are relatively new in an established industry.

Our principal product relies on new developments in artificial intelligence to evaluate the potential of oil and gas fields before a full assessment of the field is completed. We believe this to be a novel use of AI technology and could be advantageous to our target customers. However, as a novel use of AI technology, we may encounter reluctance on the part of our target customers to change how they are doing business. If we are not able to convince our target customers of the benefits of our new product, we may not be successful.

We are reliant on one main service product.

Our current business is dependent on the success of our AI product to evaluate oil and gas fields. If there is limited market acceptance of this product, we will not be successful.

Our main service product is still in development.

Our service product is still in development and not yet ready for licensing to our target customers. The idea for the product exists with our CEO, Paul Carlisle, but has not been developed into a licensable product. Should this offering be successful, we anticipate the product will be ready within the next four to six months.

We depend on key personnel and face challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder and Chief Executive Officer, Paul Carlisle with respect to development of the Company's core product, and our Chief Operating Officer, James McConnaughay, with respect to day-to-day operations, market strategy execution, business development, marketing, and other customer facing workstreams. Due to our limited financial resources and the specialized expertise required, we may not be able to recruit the individuals needed for our business needs. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate and be innovative.

We may not be able to protect our intellectual property.

As a software-as-a-service business, we will be required to license out our product once it is developed. This requires making our product available to third-parties, where the underlying code may no longer be protected, or could allow for third-parties to reverse engineer our work. If the Company is not sufficiently aware of how its product is being used, or does not sufficiently protect its rights under the license agreement to prevent third-party misuse, our financial results may be negatively impacted.

We are dependent on general economic conditions.

Our business model is dependent on our target customers believing there is continued demand for oil and gas production, which fluctuates with general economic conditions. Our business model is thus dependent on national and international economic conditions. Adverse national and international economic conditions may reduce the future interest of our target customers, which would negatively impact our revenues and possibly our ability to continue operations.
, these fluctuations may be significant and could impact our ability to operate our business.

If the Company cannot raise sufficient funds it will not succeed.

Brane is offering Non-Voting Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made after reaching its target of $5,000. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Risks Related to the Securities and the Offering

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

There is no guarantee of return on investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

We may conduct closings on funds tendered in the offering at any time. At that point, investors whose subscription agreements have been accepted will become our shareholders. We may file amendments to our Form C reflecting material changes and investors whose subscriptions have not yet been accepted will have the benefit of that additional information. These investors may withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

Our management has discretion as to the use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for our Non-Voting Common hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Outstanding promissory notes will require us to use funds generated from revenues or from offerings of securities to repay the notes.

As noted below under "Recent Sales of Unregistered Securities", the Company is obligated to use funds received out of revenues or capital raising to repay certain note holders. This obligation will limit the available cash to the Company for undertaking operations.

If you purchase securities in this offering, you will suffer immediate dilution of your investment.

The public offering price of our Non-Voting Common Stock in this offering is substantially higher than the net tangible book value per share of our Non-Voting Common Stock. Therefore, if you purchase securities in the offering, you will pay an effective price per share of Non-Voting Common Stock that substantially exceeds our net tangible book value per share after giving effect to the offering. Based on a public offering price of $5.00 per share of Non-Voting Common Stock, if you purchase shares in this offering and we sell the maximum amount offered, you will experience immediate dilution as a result of the difference between the public offering price of the securities and our net tangible book value per share after giving effect to the proceeds we received from this offering. See the section entitled "Dilution" below for additional illustrations of the dilution would incur if you participate in this offering.

The value of your investment may be further diluted if the company issues additional options, convertible securities or shares of Non-Voting Common Stock.

Our Articles of Incorporation provides that we can issue up to 30,100,000 shares of stock, with 10,000,000 designated as Non-Voting Common Stock, whether in a subsequent offering, in connection with an acquisition or otherwise. As we issue additional shares, the relative percentage of your ownership will decrease.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Texas, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Texas, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Nevada, which governs the agreement, by a federal or state court in the State of Nevada. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the Shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the Shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on our team:

Name	Position	Age	Term of Office	Approx. hours per week (if
Executive Officers:				
Paul Carlisle	Chief Executive Officer	46	Since October 2020	Full time
James McConnaughay	Chief Operating Officer	61	Since October 2020	Full time
Directors:				
Paul Carlisle			Since October 2020	
James McConnaughay			Since December 2020	

Paul Carlisle, Chief Executive Officer and Director

Paul Carlisle founded Brane Inc. in 2020 and holds the titles of Direct and CEO. Mr. Carlisle worked to launch several small startup oil and gas companies prior to launching his first company. He played an integral part in forging relationships in the field with service companies like Baker Hughes and Pioneer Wireline as well as land owners and mineral owners. Mr. Carlisle stepped out on his own in early 2008 as the founder and president of Carlisle USA Energy Company Inc., acquiring ownership interest for his clients with majors in the oil and gas space. In 2012 Mr. Carlisle opened EOI Eagle Operating Inc., an oil and gas operating company licensed in Texas, which was merged into an entity Mr. Carlisle founded in 2018, WarParty Minerals Inc. With these companies, he purchased a drilling rig and numerous service rigs providing turnkey solutions for oil and gas companies who did not have the expertise of day-to-day operations or the experience of boots on the ground to manage their assets. EOI Eagle Operating Inc. is currently named as a party to a lawsuit brought by Archer Gunsight Management Company LLC. The lawsuit was field on March 12, 2015 and has not reached a conclusion. EOI Eagle Operating Inc. intents to vigorously defend against the claims made.

James McConnaughay, Chief Operating Officer and Director

James McConnaughay is a successful CTO/CIO who has led digital transformation, innovation, agile, and data science programs in multiple organizations as a consultant. Mr. McConnaughay is a specialist in agile management practices, big data, developer programs, data science, data warehousing, NoSQL XML search technologies, CMS content management systems, media and publishing technologies, social networking, CRM, Digital Marketing solutions, web analytics, digital advertising, and enterprise collaboration practices. Prior to founding Brane Inc. in 2020, Mr. McConnaughay served as a virtual CTO/CIO with Geekaneez beginning in 2013, where he helped transformed underperforming businesses by delivering new digital products, investing in strategic technologies, enabling agile practices, outsourcing commodity services and establishing performance metrics.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns over 10% the Company's equity securities as of March 16, 2021:

Name of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent voting power
Paul Carlisle	Voting Common Stock	5,087,500 shares of Voting Common Stock	50%
James McConnaughay	Voting Common Stock	4,887,500 shares of Voting Common Stock	48%

USE OF PROCEEDS

The following table sets forth the uses of proceeds as percentages for our target offering amount and maximum amount we will accept in this offering. These percentages reflect the net proceeds received by the company after offering commissions payable to Dalmore Group LLC. For further discussion, see the section entitled "Financial Discussion—Plan of Operations."

Purpose or Use of Funds	Percent Allocation After Offering Expenses for a $5,000 Raise	Percent Allocation After Offering for a $1,070,000 Raise
Business Development, Sales & Marketing	18%	31%
Engineering & Product	60%	21%
Compliance, Operation, G&A	22%	48%

The Company is also currently selling unsecured promissory notes concurrently with this offering of securities. As discussed below under "Recent Sales of Unregistered Securities", this obligation will limit the available cash to the Company for the above stated uses.

The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Brane Incorporated is a newly formed company, which was incorporated in October 2020 under the laws of the State of Nevada. As such, we have limited operating history and have not begun our anticipated principal operations. Those operations will only commence upon successfully raising funds in this offering under Regulation Crowdfunding.

Operating Results

For the period from inception until December 31, 2020, we did not generate any revenues, and had no operating expenses. As noted above, we have not begun our planned principal operations.

During the period, we incurred a non-cash operating expense of $9,975 related to stock based compensation to our founders, and $167,500 of accrued expenses related to employment agreements, described below.

Once operational, we anticipate incurring expenses related to marketing, development of our predictive AI SaaS product, and administrative expenses. We intend to keep these expenses within the amount raised in this offering and then scaling as we begin to earn revenues from operations. We believe that customers will be willing to pay $500,000 for the first year after signing up for our SaaS product, and $250,000 per year thereafter on a subscription basis.

Employment Agreements

On October 15, 2020, the Company executed two employment agreements with Mr. Carlisle and Mr. McConnaughay. As part of those agreements, the Company granted $100,000 in accrued signing bonuses and annual salaries of $150,000, along with $1,000 in health benefits to each of Mr. Carlisle and Mr. McConnaughay. As a result, the Company recorded a total of $167,500 in accrued expenses from October 15, 2020 to December 31, 2020. No cash payments were made during the period ended December 31, 2020; therefore, all of the compensation was accrued as of December 31, 2020.

Obligations to Future Revenue Streams

As noted below under "Recent Sales of Unregistered Securities", the Company is obligated to use funds received out of revenues or capital raising to repay certain note holders. This obligation will limit the available cash to the Company for undertaking operations.

Liquidity and Capital Resources

As of December 31, 2020, our assets consisted of $50 in cash which was contributed by our founder Paul Carlisle. The Company has received initial capital infusions as described below under "Recent Sales of Unregistered Securities". However, we believe that the funds being raised in this offering are crucial for the viability of the Company.

Recent Sales of Unregistered Securities

In addition to raising these funds, the Company will also seek to obtain funding from other sources.

On January 27, 2021 the Company issued a promissory note in exchange for the sum of $25,000 through a private sale pursuant to Section 4(a)(2) of the Securities Act. The note includes a 12-month maturity date, and an interest rate of 18%. The note further requires that for each dollar earned by the Company subsequent to the issuance of the note, $0.60 be used to repay the note until it is repaid. This note holder was issued 25,000 shares of Voting Common Stock as well and are being used for general operating purposes and support of this offering under Regulation Crowdfunding.

On February 2021 the Company issued three additional promissory notes in exchange for the aggregate sum of $150,000 through a private sale pursuant to Section 4(a)(2) of the Securities Act. The note includes a 12-month maturity date, and an interest rate of 18%. The notes further require that for each dollar earned by the Company subsequent to the issuance of the notes, $0.60 be used to repay the notes until they are repaid. These note holders were issued 150,000 shares of Voting Common Stock as well and are being used for general operating purposes and support of this offering under Regulation Crowdfunding.

The issued notes are part of a private offering of securities to certain investors with the intention of raising up to $500,000. The repayment term under the notes, is intended to be aggregated among all note holders, with repayment on a pro rata basis. The Company is pursuing agreements with each current note holder to reflect that understanding.

Plan of Operations and Milestones

As discussed under "The Company and its Business", we believe we will be able to go to market with a subscription product within the next 4-6 months after the receipt of funds in this offering. The amount of funds raised will determine the processing capacity and data we will be able to work with to develop our predictive AI SaaS product.

While developing the product, we intend to begin expanding our marketing efforts. At first, our marketing will be focused on building brand recognition and support for this offering under Regulation Crowdfunding. Following the end of the offering, we will turn to marketing our product and services to our target audience of mineral buyers. The anticipated costs for this are not known and will rely, to a significant degree, on the experience of our management.

Once operations begin following raising funds in this offering, we intend to begin compensating our officers, and incurring additional expenses for rent and operation of our server for our product. In February 2021, the Company entered into agreements with its two officers that each provide for a base salary of $150,00 per year, with an amount of $50,000 due at signing. The signing payment has not been made as of the date of this Form C.

We will engage Microsoft Azure for cloud computing services to support our product. Our initial services request from Azure will cost approximately $7,000 per month. Additional future operating expenses will include office space leasing, as well as compensation to our officers.

RELATED PARTY TRANSACTIONS

During the period ended December 31, 2020, the CEO contributed $50 in cash to the Company to assist with funding operations during its startup phase.

On October 15, 2020, the Company executed two employment agreements to officers and majority shareholders Mr. Carlisle and Mr. McConnaughay, which granted $100,000 in accrued signing bonuses and granted annual salaries of $150,000 to each employee and $1,000 in health benefits to each employee. As a result, the Company recorded a total of $167,500 in accrued expenses from October 15, 2020 to December 31, 2020. No cash payments have been made during the period ended December 31, 2020; therefore, all of the compensation was accrued as of December 31, 2020.

During the period ended December 31, 2020, the Company granted 5,087,500 shares to Mr. Carlisle, CEO, and 4,887,500 shares to Mr. McConnaughay, COO, valued at a total of $9,975 as founders shares in conjunction with their employment agreements. As the shares were not issued as of December 31, 2020, they were recorded within Stock Payable.

RECENT OFFERINGS OF SECURITIES

On January 27, 2021 the Company issued a promissory note in exchange for the sum of $25,000 through a private sale pursuant to Section 4(a)(2) of the Securities Act. The note includes a 12-month maturity date, and an interest rate of 18%. The note further requires that for each dollar earned by the Company subsequent to the issuance of the note, $0.60 be used to repay the note until it is repaid. This note holder was issued 25,000 shares of Voting Common Stock as well and are being used for general operating purposes and support of this offering under Regulation Crowdfunding.

On February 2021 the Company issued three additional promissory notes in exchange for the aggregate sum of $150,000 through a private sale pursuant to Section 4(a)(2) of the Securities Act. The note includes a 12-month maturity date, and an interest rate of 18%. The notes further require that for each dollar earned by the Company subsequent to the issuance of the notes, $0.60 be used to repay the notes until they are repaid. These note holders were issued 150,000 shares of Voting Common Stock as well and are being used for general operating purposes and support of this offering under Regulation Crowdfunding.

The issued notes are part of a private offering of securities to certain investors with the intention of raising up to $500,000. The repayment term under the notes, is intended to be aggregated among all note holders, with repayment on a pro rata basis. The Company is pursuing agreements with each current note holder to reflect that understanding.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The Company is offering up to 214,000 shares of Non-Voting Common Stock in this offering at a price of $5.00 per share. We have set a target offering amount of $5,000, representing 1,000 shares of our Non-Voting Common Stock which we must reach in order to receive any funds.

The minimum investment per investor is $300.

First-time investments in an amount between $500 and $999 will be eligible to receive an additional 5% in shares of our Non-Voting Common Stock. Investments of $1000 and greater will receive an additional 10% in shares.

General

The following description summarizes the most important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Articles of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Articles of Incorporation and to the applicable provisions of Nevada law.

We are authorized to issue 30,100,000 shares, consisting of 20,100,000 of Voting Common Stock and 10,000,000 Non-Voting Common Stock, each with par value $0.001. As of March 16, 2021, our outstanding shares of Voting Common Stock consisted of 10,150,000 shares, and zero shares of our Non-Voting Common Stock have been issued.

Non-Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of Non-Voting Common Stock will only be entitled to vote on matters for which the right to vote is required under Nevada corporate law. Holders of our Voting Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors (see below).

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Voting Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors. Holders of Non-Voting Common Stock will only be entitled to vote on matters for which the right to vote is required under Nevada corporate law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Voting Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Valuation of Our Shares

Transfer Agent

The Company has also engaged KoreConX, a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis.

What it Means to be a Minority Holder

As an investor in Non-Voting Common Stock of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.braneinc.com.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling Closings: The company may elect to undertake rolling closings after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://www.investinbraneinc.com/.